OSISKO GOLD ROYALTIES

CST

Appointment of Proxyholder

I/We, being holder(s) of common shares of Osisko Gold Royalties Ltd (the "Corporation"), hereby appoint: Mr. Sean Roosen or failing him, Mr. Bryan A. Coates or failing him, Ms. Elif Lévesque or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 3:00 p.m. (Local Time) on Thursday, May 4, 2017 at the Loews Hotel Vogue located at 1425 de la Montagne Street, Montréal, Québec, Canada H3G 1Z3 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the management information circular of the Corporation accompanying this form of proxy (the "Circular").

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	*FOR*	*WITHHOLD*
1. Françoise Bertrand	☐	☐
2. Victor H. Bradley	☐	☐
3. John Burzynski	☐	☐
4. Christopher C. Curfman	☐	☐
5. Joanne Ferstman	☐	☐
6. André Gaumond	☐	☐
7. Pierre Labbé	☐	☐
8. Charles E. Page	☐	☐
9. Jacques Perron	☐	☐
10. Sean Roosen	☐	☐

2. Appointment of Auditor	*FOR*	*WITHHOLD*
Appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for Fiscal Year 2017.	☐	☐

	FOR	*AGAINST*
3. Resolution – Approval of all unallocated options under the Corporation's Stock Option Plan	☐	☐
4. Resolution – Approval of the Amended and Restated Shareholder Rights Plan	☐	☐
5. Resolution – Advisory Vote on Executive Compensation Approach	☐	☐

Under Canadian Securities Legislation, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to CST website www.canstockta.com/financialstatements and input code 5442A.

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive annual financial statements
- ☐ I would like to receive the Information Circular for the next meeting

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **(If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit.) On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ______________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by Tuesday, May 2, 2017 at 3:00 p.m. (Local Time).

Proxy Form – Annual and Special Meeting of Shareholders of Osisko Gold Royalties Ltd to be held on Thursday, May 4, 2017 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may forward either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation's Management.

How to Vote

INTERNET

- Go to www.cstvotemyproxy.com
- Cast your vote online
- View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States **1-888-489-7352** and follow the voice instructions

To vote using your smartphone, please scan this QR Code ➔

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  CST Trust Company
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was mailed by Management to you.

All proxies must be received by Tuesday, May 2, 2017 at 3:00 p.m. (Local Time).